Exhibit 12.1

	Fiscal Year Ended March 31,
	2014	2013	2012	2011	2010
Earnings (1):
Earnings before income taxes	181,804	84,096	21,912	16,762	39,297
Add: Fixed charges	18,171	15,791	17,769	18,291	19,060
Add: Amortization of capitalized interest and FIN 48 Interest	1,177	945	(367)	(932)	3,277
Add: Cash distributions from equity method investments	37,750	28,500	23,250	24,500	29,750
Subtract: Income from equity method investments	(37,811)	(32,507)	(28,528)	(24,233)	(24,157)

Total Earnings	201,091	96,825	34,036	34,388	67,227

Fixed Charges (2):
Interest expense	17,646	15,467	17,530	17,995	18,760
Interest component of rent expense	525	324	239	296	300

Total Fixed Charges	18,171	15,791	17,769	18,291	19,060

Ratio of Earnings to Fixed Charges	11.1x	6.1x	1.9x	1.9x	3.5x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.